SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            AmeriConnect, Inc.
                             (Name of Issuer)


                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                                 030947105
                              (CUSIP Number)


     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 6 Pages

                               SCHEDULE 13G
CUSIP NO. 030947105
Item 1:         Reporting Person - Robert R. Kaemmer
Item 4:         United States
Item 5:         1,781,766
Item 6:         None
Item 7:         1,781,766
Item 8:         None
Item 9:         1,781,766
Item 11:        26.3%
Item 12:        IN

                             Page 2 of 6 Pages

                               SCHEDULE 13G


ITEM 1.

     (a)  NAME OF ISSUER:

          AmeriConnect, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          6750 West 93rd Street, Suite 110
          Overland Park, Kansas 66212


ITEM 2.

     (a)  NAME OF PERSON FILING:

          Robert R. Kaemmer

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The address of Mr. Kaemmer's principal business office is:

                6750 West 93rd Street, Suite 110
                Overland Park, Kansas 66212

     (c)  CITIZENSHIP:

          United States

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

     (e)  CUSIP NUMBER:

          030947105


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable


                             Page 3 of 6 Pages

ITEM 4.   OWNERSHIP:

     (a)  AMOUNT BENEFICIALLY OWNED:

          Mr. Kaemmer is the direct beneficial owner of 1,215,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of AmeriConnect, Inc., as well as 416,766 shares of Class A Common Stock, par value $.00001 per share, of AmeriConnect, Inc., which are convertible share for share into Common Stock at his option at any time. In addition, Mr. Kaemmer is the direct beneficial owner of outstanding options which may be exercised at any time to acquire up to 150,000 shares of Common Stock.

     (b)  PERCENT OF CLASS:

          26.3%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   sole power to vote or direct the vote

                    1,781,766

          (ii)  shared power to vote or to direct the vote

                    0

          (iii) sole power to dispose or to direct the disposition of

                    1,781,766

          (iv)  shared power to dispose or to direct the disposition of

                    0


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable


                             Page 4 of 6 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable


ITEM 10.  CERTIFICATION:

          Not Applicable


                             Page 5 of 6 Pages

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1996



/s/ Robert R. Kaemmer
Robert R. Kaemmer


                             Page 6 of 6 Pages